# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COMMUNITY HEALTH SYSTEMS INC, CIK 0001108109
CUSIP: 203668108
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 4000 Meridian Boulevard, Franklin, Tennessee (TN), 37067
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-26-001227
Filed by CIK 0001954661

## Reporting persons
- CastleKnight Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,667,586; sole dispositive power 0; shared dispositive power 12,667,586; aggregate amount beneficially owned 12,667,586 (9% of the class)
- CastleKnight Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,667,586; sole dispositive power 0; shared dispositive power 12,667,586; aggregate amount beneficially owned 12,667,586 (9% of the class)
- CastleKnight Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,667,586; sole dispositive power 0; shared dispositive power 12,667,586; aggregate amount beneficially owned 12,667,586 (9% of the class)
- CastleKnight Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,667,586; sole dispositive power 0; shared dispositive power 12,667,586; aggregate amount beneficially owned 12,667,586 (9% of the class)
- Weitman Capital LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,667,586; sole dispositive power 0; shared dispositive power 12,667,586; aggregate amount beneficially owned 12,667,586 (9% of the class)
- Aaron Weitman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,667,586; sole dispositive power 0; shared dispositive power 12,667,586; aggregate amount beneficially owned 12,667,586 (9% of the class)

## Item 1. Issuer
Name of issuer: COMMUNITY HEALTH SYSTEMS INC
Address of issuer's principal executive offices: 4000 Meridian Boulevard, Franklin, Tennessee 37067

## Item 2. Person Filing
Name of person filing:
CastleKnight Master Fund LP
CastleKnight Fund GP LLC
CastleKnight Management LP
CastleKnight Management GP LLC
Weitman Capital LLC
Aaron Weitman
Address of principal business office or, if none, residence:
CastleKnight Master Fund LP
Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

CastleKnight Fund GP LLC
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

CastleKnight Management GP LLC
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

Weitman Capital LLC
c/o Aaron Weitman
c/o CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

Aaron Weitman
c/o CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America
Citizenship:
CastleKnight Master Fund LP - Cayman Islands
CastleKnight Fund GP LLC - Delaware
CastleKnight Management LP - Delaware
CastleKnight Management GP LLC - Delaware
Weitman Capital LLC - New Jersey
Aaron Weitman - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
CastleKnight Master Fund LP - 12,667,586
CastleKnight Fund GP LLC - 12,667,586
CastleKnight Management LP - 12,667,586
CastleKnight Management GP LLC - 12,667,586
Weitman Capital LLC - 12,667,586
Aaron Weitman - 12,667,586
Percent of class:
CastleKnight Master Fund LP - 9.0%
CastleKnight Fund GP LLC - 9.0%
CastleKnight Management LP - 9.0%
CastleKnight Management GP LLC - 9.0%
Weitman Capital LLC - 9.0%
Aaron Weitman - 9.0%
Sole power to vote or to direct the vote:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0
Shared power to vote or to direct the vote:
CastleKnight Master Fund LP - 12,667,586
CastleKnight Fund GP LLC - 12,667,586
CastleKnight Management LP - 12,667,586
CastleKnight Management GP LLC - 12,667,586
Weitman Capital LLC - 12,667,586
Aaron Weitman - 12,667,586
Sole power to dispose or to direct the disposition:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0
Shared power to dispose or to direct the disposition:
CastleKnight Master Fund LP - 12,667,586
CastleKnight Fund GP LLC - 12,667,586
CastleKnight Management LP - 12,667,586
CastleKnight Management GP LLC - 12,667,586
Weitman Capital LLC - 12,667,586
Aaron Weitman - 12,667,586

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]
[Exhibit B - Control Person Identification]

## Signatures
- CastleKnight Master Fund LP: By: CastleKnight Fund GP LLC, its general partner, By: Weitman Capital LLC, its managing member, Aaron Weitman/Manager (05/15/2026)
- CastleKnight Fund GP LLC: By: Weitman Capital LLC, its managing member, Aaron Weitman/Manager (05/15/2026)
- CastleKnight Management LP: By: CastleKnight Management GP LLC, its general partner, By: Weitman Capital LLC, its managing member, Aaron Weitman/Manager (05/15/2026)
- CastleKnight Management GP LLC: By: Weitman Capital LLC, its managing member, Aaron Weitman/Manager (05/15/2026)
- Weitman Capital LLC: s/ Aaron Weitman, Aaron Weitman/Manager (05/15/2026)
- Aaron Weitman: /s/ Aaron Weitman, Aaron Weitman (05/15/2026)